August 19, 2021

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Susan Block

Re:	HBT Financial, Inc.
Registration Statement on Form S-4
Initially filed on August 11, 2021
File Number 333-258701

Ladies and Gentlemen:

HBT Financial, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-4, File No. 333-258701, as amended (the “Registration Statement”), to 2:00 p.m., Eastern time, on Monday, August 23, 2021 or as soon thereafter as practicable.

Please contact James S. Rowe of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2191, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Sincerely,

HBT Financial, Inc.

By:	/s/ Matthew J. Doherty
Name:	Matthew J. Doherty
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Acceleration Request]